Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of August, 2008

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	2Q08 Earnings Release dated August 6, 2008
2.	Notice to shareholders, dated August 6, 2008, regarding distribution of dividends
3.	Minutes of a meeting of the Board of Directors held on August 6, 2008

São Paulo, August 06, 2008 - Ultrapar Participações S.A. (BOVESPA: UGPA4 / NYSE: UGP), a company engaged in the distribution of fuels  (Ultragaz/Ipiranga), the production of chemicals (Oxiteno), as well as integrated solutions for special bulk cargo (Ultracargo), hereby reports its results for the second quarter of 2008.

IR Contact
E-mail: invest@ultra.com.br
Telephone: 55 11 3177-7014
Website: www.ultra.com.br

Results Conference Call

National Conference Call
Date: August 08, 2008
11.00 am (local time)
Telephone for connection: 55 11 2188-0188
Code: Ultrapar

International Conference Call
Date: August 08, 2008
12.30 midday (local time)
Participants in Brazil: 0-800-773-4613
Participants in US: 1-800-860-2442
International: Participants 1 (412) 858-4600
Code: Ultrapar

Ultrapar Participações S.A.
UGPA4 = R$ 61.59/ share
UGP = US$ 38.03/ ADR
(06/30/08)

In this 2Q08 we were assigned investment grade rating by Moody’s. We also took additional steps towards growing our businesses, with the announcement of the acquisition of União Terminais and the operational start-up of the oleochemical unit of Oxiteno, located in Camaçari. We also reported an improvement in results in the quarter, with higher volumes, EBITDA and net earnings allowing a significant dividends distribution.

➢ ULTRAPAR'S REVENUES GROW IN ALL BUSINESS UNITS IN 2Q08 COMPARED TO 2Q07
➢ ULTRAPAR'S EBITDA AMOUNTED TO R$ 248 MILLION IN 2Q08, UP 10% AND 11% ON 2Q07 AND 1Q08, RESPECTIVELY
➢ NET EARNINGS AMOUNTED TO R$ 104 MILLION IN 2Q08, ALMOST THREE TIMES HIGHER THAN 2Q07 AND UP 15% ON 1Q08
➢ DISTRIBUTION OF R$ 119 MILLION IN DIVIDENDS CORRESPONDING TO 61% OF ULTRAPAR’S   1S08 CONSOLIDATED NET EARNINGS

“In this second quarter, we have made progress in implementing our growth plan, with the completion of the construction of the oleochemical unit at Oxiteno and the acquisition of the União Terminais by Ultracargo. Through the acquisition of União Terminais, we aim to capture the strong demand for logistic infrastructure in Brazil related to biofuels, agribusiness and chemical products, consolidating Ultracargo's leading position in the bulk liquids segment in South America. In July, we began operations at our oleochemical unit, strengthening Ultrapar's growth strategy through increased scale and differentiated technology. In addition, Ultrapar obtained investment grade rating  by Moody’s, reinforcing Ultrapar's position as a company with strong cash generation and sound financial management.”
Pedro Wongtschowski – CEO

Summary of the Second Quarter 2008

In April 2007 Ultrapar acquired the control of various companies in the Ipiranga Group, ending up with: (i) the fuel and lubricants distribution businesses in the South and Southeast of Brazil and related activities, (ii) EMCA - Empresa Carioca de Produtos Químicos, a producer of white mineral-based oils and special fluids, and (iii) a stake in the refining operations. The financial statements of Ultrapar´s consolidate all the businesses acquired from 2Q07 onwards. Except where otherwise mentioned, Ultrapar's financial statements for periods prior to 2Q07 do not include the operations acquired. With the purpose of providing a comparison basis for the analysis of the evolution in the performance of Ipiranga, unaudited financial statements for this company have been drawn up for periods prior to 2Q07 (“Ipiranga Pro-forma figures”). For the same reason, when indicated, the figures for operations acquired have been included in all Ultrapar's financial statements relating to quarters prior to 2Q07 (“Ultrapar pro-forma figures”). After the exchange of shares issued by Refinaria de Petróleo Ipiranga S.A., Distribuidora de Produtos de Petróleo Ipiranga S.A. and Companhia Brasileira de Petróleo Ipiranga by Ultrapar in 4Q07 (“Share Exchange”), the correspondent portion of the minority interest in that companies was reduced and since October 2007 Ultrapar started to consolidate 100% of the earnings of that companies in its figures. From 01/01/2008, EMCA has been consolidated into Oxiteno, reflecting the effective management responsibility for the business, and the financial statements of Oxiteno and Ipiranga, prior to this date, reflect the current consolidation, retrospectively. The references to the term "Ipiranga", consequently, refer to the fuel and lubricant distribution businesses acquired in the South and Southeast of Brazil and related activities.

Profit and Loss Data Ultrapar Consolidated	2Q08	2Q07	1Q08	Δ (%) 2Q08v2Q07	Δ (%) 2Q08v1Q08	1H08	1H07	Δ (%) 1H08v1H07
Net Sales and Services	6,992	6,181	5,927	13%	18%	12,920	7,355	76%
Gross Profit	488	477	466	2%	5%	954	700	36%
Operating Profit	163	145	138	13%	18%	302	212	42%
EBITDA	248	225	223	10%	11%	470	340	38%
Net Earnings	104	37	90	178%	15%	194	75	160%
Earnings per share[1]	0.76	0.46	0.66	66%	15%	1.43	0.92	55%
Amounts in R$ million (except EPS)
1Calculated based on the weighted average of the number of shares during the period.

Operational Data Ultragaz	2Q08	2Q07	1Q08	Δ (%) 2Q08v2Q07	Δ (%) 2Q08v1Q08	1H08	1H07	Δ (%) 1H08v1H07
Total Volume ('000 tons)	411	402	366	2%	12%	777	770	1%
Bottled	278	269	249	4%	12%	527	516	2%
Bulk	133	133	117	0%	14%	250	254	(1%)

Operational Data Ipiranga	2Q08	2Q07	1Q08	Δ (%) 2Q08v2Q07	Δ (%) 2Q08v1Q08	1H08	1H07	Δ (%) 1H08v1H07
Total Volume ('000 m³)	3,063	2,753	2,716	11%	13%	5,779	5,328	8%
Diesel	1,847	1,665	1,557	11%	19%	3,404	3,183	7%
Gasoline	733	749	720	(2%)	2%	1,453	1,486	(2%)
Ethanol	332	194	300	71%	11%	632	379	67%
NGV	64	66	65	(3%)	(1%)	129	129	0%
Fuel oils and kerosene	48	44	41	10%	17%	89	85	5%
Lubricants and greases	39	34	33	13%	18%	72	66	9%

Operational Data Oxiteno	2Q08	2Q07	1Q08	Δ (%) 2Q08v2Q07	Δ (%) 2Q08v1Q08	1H08	1H07	Δ (%) 1H08v1H07
Total Volume (´000 tons)	146	156	137	(7%)	7%	282	309	(8%)
Product mix
Specialties	134	125	123	7%	9%	257	235	9%
Glycols	12	31	14	(62%)	(14%)	26	74	(65%)
Geographical mix
Sales in Brazil	101	119	98	(15%)	3%	199	238	(16%)
Sales outside Brazil	45	37	38	22%	16%	83	70	19%

Operational Data Ultracargo	2Q08	2Q07	1Q08	Δ (%) 2Q08v2Q07	Δ (%) 2Q08v1Q08	1H08	1H07	Δ (%) 1H08v1H07
Effective storage[3] ('000 m3)	295	276	300	7%	(2%)	297	269	10%
Total kilometrage travelled (million)	8.8	8.5	7.9	4%	12%	16.7	17.4	(4%)
3 Monthly average

Macroeconomic Indicators	2Q08	2Q07	1Q08	Δ (%) 2Q08v2Q07	Δ (%) 2Q08v1Q08	1H08	1H07	Δ (%) 1H08v1H07
Exchange-rate average (R$/US$)	1.656	1.982	1.737	(16%)	(5%)	1.696	2.045	(17%)
Brazilian basic interest rate (CDI)	2.7%	2.9%	2.6%			5.4%	6.0%
Inflation in the period (IPCA)	2.1%	0.8%	1.5%			3.6%	2.1%

Highlights

➢
União Terminais acquisition – On June 6 Ultrapar, through Ultracargo, signed the sale and purchase agreement for the acquisition of 100% of the shares of União Terminais, held by Unipar – União das Indústrias Petroquímicas S.A.. The total amount to be paid by Ultracargo for 100% of União Terminais’ shares is R$ 483 million, subject to adjustments resulting from variations in net debt and working capital. On December 31, 2007, União Terminais’ net debt amounted to R$ 27 million. União Terminais has 2 port terminals for storage and handling of bulk liquids, with total capacity of 119 thousand cubic meters. The main facility is located in Santos (in the state of São Paulo) and has storage capacity of 102 thousand cubic meters, while the second terminal, located in Rio de Janeiro (RJ) has a 17 thousand cubic meters storage capacity. In addition, União Terminais also holds 50% of the total capital of União Vopak Ltda., which owns a port terminal in Paranaguá (in the state of Paraná). With this acquisition, Ultracargo will become the largest bulk liquid storage company in South America, reinforcing its operating, corporate and financial scale. For Ultracargo, this acquisition represents a milestone in its transformation process to become the major and most complete provider of integrated logistics solutions for special bulk cargo in Brazil. The closing of the transaction is subject to compliance with certain customary conditions and is expected to occur in the third quarter of 2008.

➢
Start-up of operations at the oleochemical unit – In July 2008, we began operations at Oxiteno's oleochemical unit in Camaçari, in the sate of Bahia, the first fatty alcohols production plant in Latin America, which is currently undergoing  final product specification. The new unit will process 100,000 tons of vegetable oil per year (especially palm oil), for the production of approximately 100,000 tons of fatty alcohols and byproducts, with application in the cosmetic and detergents segments. Fatty alcohol is one of the raw materials most used by Oxiteno in the production of specialty chemicals, and approximately 40% of the production from the new plant will be consumed internally.

➢
Oxiteno inaugurates its Sales Office in Europe – In July 2008 Oxiteno inaugurated its first sales office in Europe and the third outside Brazil. Oxiteno Europe SPRL is located in Brussels, Belgium and is part of Oxiteno’s internationalization strategy, enabling an improvement on the exports of specialty chemicals and also allowing Oxiteno to be closer to clients located in Europe, Africa and Middle Eastern.

➢
Ultrapar receives the investment grade rating from Moody’s – In May 2008 the credit rating agency Moody’s Investors Service assigned its Baa3 rating to Ultrapar, equivalent to investment grade. According to Moody’s, the Baa3 rating reflects Ultrapar’s track record of cost-focused management and the company’s leading market position in its business sectors, supported by continuous investments in its strong brands in the fuels distribution business and in research and development for specialty chemicals. Additionally, the credit rating agency Standard and Poor’s (S&P) has changed its outlook for Ultrapar’s rating from stable to positive. The investment grade rating highlights Ultrapar’s cash generation capacity and sound financial management and corporate governance, reinforcing its strategy focused on value creation.

➢
Approval of R$ 119 million in dividends – On this date the Board of Directors of Ultrapar approved the payment of R$ 119 million in dividends, equivalent to R$ 0,89 per share, related to the anticipation of the fiscal year 2008, to be paid on August 22nd 2008. This distribution corresponds to 61% of consolidated net earnings in the first half of 2008, representing a dividend yield of 3% on Ultrapar's average share price in the same period.

Ultrapar in the Macroeconomic Scenario

During the second quarter of 2008, we continued to see consistent economic growth in Brazil, mainly in the retail sector, which expanded by 11% in the first five months of 2008, compared to the same period in 2007, according to IBGE. The growth in economic activity and the continuous increase in commodity prices, particularly oil prices, which price rose by 78% in the second quarter of 2008 compared to the second quarter of 2007, have resulted in inflationary pressure and ended up being reflected in a 4% increase in the IGP-M index in the quarter, compared to a stable index in the same period in 2007. The upward trend in economic activity and the prospects of higher inflation resulted in Brazilian Central Bank raising interest rates for the third time running in 2008, the SELIC rate currently being at 13.0%.

The automotive sector continued showing significant growth in Brazil in 2Q08, registering a 29% increase in the number of the new vehicles registered, compared to 2Q07, period which had already increased by 33% on 2Q06. The increase in vehicle fleet, the good performance of the Brazilian economy and yhe measures to improve legislation and inspection implemented in the sector have had a positive influence on Ipiranga's sales volume, which increased 11% and 13% in 2Q08, compared to 2Q07 and 1Q08 respectively. The growth in sales volume, combined with a reduction in general and administrative expenses enabled Ipiranga to report EBITDA of R$ 151 million in 2Q08, up 45% and 18% on 2Q07 and 1Q08, respectively.

At Ultragaz, the volume sold in 2Q08 increased 2% compared to 2Q07, mainly as result of the improved performance of bottled segment with a 4% increase in the volume sold. Compared to 1Q08, Ultragaz's sales volume was 12% up, mainly as a result of seasonal variation between the two periods. Ultragaz’s EBITDA was R$ 54 million in 2Q08, 33% up on 1Q08, but 31% down on 2Q07.

At Oxiteno, the volume sold of specialty chemicals in 2Q08 increased 7% and 9%, compared to 2Q07 and 1Q08 respectively. This increase resulted in a significant improvement in sales mix, with specialty chemicals representing 92% of volume sold in 2Q08. Such effects offset the negative impacts of (i) higher raw material unit costs in dollar, notably ethylene, (ii) the 16% and 5% appreciation in the Brazilian Real, compared to 2Q07 and 1Q08 respectively and (iii) the scheduled maintenance stoppage at the Camaçari unit. As a consequence in 2Q08 Oxiteno reported EBITDA of R$ 27 million, down 6% on 2Q07 and 44% on 1Q08.

Ultracargo reported a 7% increase in effective storage, and a 4% rise in kilometrage travelled compared to 2Q07, as a result of expansion carried out at the Aratu terminal, of increased activity at the Santos terminal and of new integrated logistics operations, which resulted in a 14% increase in net revenues in 2Q08 compared to 2Q07. EBITDA in the quarter totaled R$ 8 million, 33% and 17% down on 2Q07 and 1Q08, respectively, as a result of (i) reduced handling as a result of the maintenance stoppages at various chemical plants in the Camaçari complex, (ii) costs and expenses associated with the new operations that are in the process of maturing, and (iii) higher expenses on staff as a result of collective wage agreements.

Operational Performance

Ultragaz – According to ANP (Brazilian National Oil Agency), the Brazilian LPG market increased by 2% in 2Q08 compared to the same period of the previous year, mainly as result of the improved performance of the Brazilian economy. Sales volume at Ultragaz in 2Q08 totaled 411,000 tons, up 2% on the volume sold in 2Q07, as a result of the 4% growth in the bottled segment. In the bulk segment, the volume sold was in line with 2Q07, reflecting the temporary consumption, in the second quarter of 2007, of two major clients from the bulk segment which consumed 8,000 tons in 2Q07. In 1Q08, Ultragaz's sales volume increased by 12%, as a result of the seasonal variation between the two periods. In the first half of the year, Ultragaz's sales volume amounted to 777,000 tons, up 1% on 1H07.

Ipiranga – The increase in vehicle sales and recent measures to improve legislation and inspection implemented in the sector, such as the mandatory use of electronic invoices in the distributors since April 2008, have been positively influencing  Ipiranga's sales volume. In 2Q08 the volume sold amounted to 3,063 thousand cubic meters, an 11% increase compared to 2Q07. The main highlights were (i) the combined volume of gasoline, ethanol and NGV, which increased by 12% (120 thousand cubic meters), with emphasis to the 71% increase in hydrated ethanol sales, as a result of the 34% increase in the sale of flex-fuel vehicles and the improvements introduced in the sector and (ii) diesel volume, which increased by 11% in the period (182 thousand cubic meters), basically as a consequence of increased economic activity. Compared to 1Q08, there was a 13% increase in sales volume at Ipiranga (347 thousand cubic meters), reflecting typical seasonal variation between the periods, with emphasis to the 19% increase in diesel, as a result of higher consumption of the agricultural sector, due to the beginning of harvests and the good positioning of Ipiranga to capture this volume. In 1H08 Ipiranga accumulates sales volume of 5,779 thousand cubic meters, up 8% compared to Ipiranga Pro-forma volume in 1H07.

Sales Volume – Ipiranga ('000 m³)

Oxiteno - Oxiteno’s specialty chemicals sales volume in 2Q08 totaled 134 thousand tons, up 7% (9 thousand tons) compared to 2Q07. Specialty chemicals sales volume outside Brazil increased by 33%, as a consequence of the 47% increase in the volume sold by Oxiteno Mexico and the acquisition of Oxiteno Andina. In the Brazilian market the good performance of specialties for the agrochemical and the paints and varnishes segments were offset by the effects of scheduled maintenance stoppages at Camaçari unit in the period. Glycol sales volume in 2Q08 was 62% lower than 2Q07, mostly as a result of the suspension of operations at two PET production plants since the second half of 2007. Oxiteno's sales volume totaled 146 thousand tons, down 7% compared to 2Q07, as a result of lower glycol sales and the scheduled maintenance stoppage at our unit at Camaçari. Compared to 1Q08, sales volume increased 7%, driven by the specialty chemicals sales and the seasonal variation between the first and second quarters. Oxiteno's sales volume in 1H08 totals 282 thousand tons, down 8% on 1H07, as a result of lower glycol sales. The sales of specialties were 9% higher in 1H08, representing 91% of the volume sold, compared to 76% in 1H07.

Sales Volume – Oxiteno ('000 tons)

Ultracargo – Average storage volumes at Ultracargo in 2Q08, measured in cubic meters, were 7% higher than in 2Q07, basically due to expansions at the Aratu terminal and an increase in the amount of chemicals and ethanol handled at Santos terminal, partially offset by the reduction related to maintenance stoppages in the Camaçari Complex. Compared to 1Q08, Utracargo’s average storage volumes measured in cubic meters decreased 2%, due to the lower ethanol handling by some clients in the period. In the transport segment, total kilometrage travelled increased 4% and 12% compared to 2Q07 and 1Q08, respectively, as a result of a new operation to a large customer, which integrates the raw material transportation, in-house logistic operation in the customer’s facility and the delivery of final products. In the first half of the year, Ultracargo accumulates a positive variation of 10% on average storage measured in cubic meters and a reduction of 4% on the total kilometrage travelled.

Economic-Financial Performance

Net Sales and Services – Ultrapar's consolidated net sales and services amounted to R$ 6,992 million in 2Q08, 13% and 18% higher than the net sales and services in 2Q07 and 1Q08, respectively. In 1H08, Ultrapar’s net sales and services totaled R$ 12,920 million, up 76% on 1H07, as a consequence of consolidation of Ipiranga’s net sales from 2Q07 and the growth in all business units.

Net Sales and Services (in R$ million)

Ultragaz – Net sales and services at Ultragaz was R$ 854 million in 2Q08, up 7% on 2Q07, as a result of an increase in volume sold and in the cost of LPG for use in the bulk segment in 2008, partially offset by the increased level of competition in the bottled segment since 3Q07. Compared to 1Q08, net sales and services were up 14%, higher than the 12% increase in the volume sold, as a consequence of an increase in the LPG costs in April. In 1H08, Ultragaz’s net sales and services totaled R$ 1,599 million, up 4% on 1H07.

Ipiranga – Net sales and services at Ipiranga totaled R$ 5,604 million in 2Q08, 13% and 19% higher than the net sales and services of Ipiranga in 2Q07 and 1Q08, respectively, mostly as a result of the volume sold, up 11% and 13%, respectively, and the increase in the diesel cost from May 2008. In 1H08, Ipiranga’s net sales and services totaled R$ 10,306 million, up 9% on 1H07 Pro-forma.

Net Sales Breakdown by Product – Ipiranga

Oxiteno – Oxiteno net sales and services totaled R$ 447 million in 2Q08, up 10% on 2Q07, despite the 7% reduction in sales volume and the 16% appreciation in the Brazilian Real, as a consequence of the recovery in average prices in dollar terms, as a result of improved sales mix and commercial initiatives implemented by the company during the last twelve months. Compared to 1Q08, net sales and services were up 7%, in line with the variation of volume sold in the period -

the 6% improvement in average prices in dollar terms was offset by the 5% appreciation in the Brazilian Real. Accumulated net sales and services in 1H08 was R$ 864 million, up 5% on 1H07.

Ultracargo – Net revenues from services at Ultracargo amounted to R$ 65 million in 2Q08, up 14% on 2Q07, as a consequence of the increase in volume stored at the Aratu and Santos terminals and the new integrated in-house logistics and transport operations. Compared to 1Q08, net revenue was up 9%, as a result of new operations, notably the start-up of integrated logistics operations for a large customer. In 1H08, Ultracargo’s net revenue totaled R$ 125 million, up 12% on 1H07.

Cost of Products Sold – Ultrapar's cost of products sold amounted to R$ 6,505 million in 2Q08, up 14% and 19% on 2Q07 and 1Q08, respectively. In 1H08, Ultrapar's cost of products sold totaled R$ 11,966 million, up 80% on 1H07, basically as a result of the addition of Ipiranga’s cost of products sold from 2Q07.

Ultragaz – Ultragaz's cost of products sold amounted to R$ 739 million in 2Q08, a 10% increase compared to 2Q07, mainly as a result of the 15% and 10% increases in the ex-refinery price for use in the bulk segment from January and April 2008, respectively, and 2% increase in the volume sold. Compared to 1Q08, Ultragaz's cost of products sold was up 14%, as a result of the higher volume sold and the increase of 10% in ex-refinery price for use in the bulk segment in April. In 1H08, Ultragaz's cost of products sold was R$ 1,388 million, up 8% on 1H07.

Ipiranga – Ipiranga's cost of products sold amounted to R$ 5,321 million in 2Q08, up 14% and 20% on 2Q07 and 1Q08, respectively, as a result of the higher volume sold and the increase in the diesel cost from May. In 1H08, Ipiranga's cost of products sold totaled R$ 9,753 million, up 9% on 1H07 Pro-forma.

Oxiteno – Oxiteno's cost of products sold in 2Q08 amounted to R$ 376 million, up 12% on 2Q07, despite the 7% reduction in sales volume and the 16% appreciation in the Brazilian Real, due to (i) higher raw material unit costs in dollar, notably ethylene, which increased 37% and (ii) the impact of scheduled maintenance stoppage at Camaçari unit in the amount of R$ 6 million. Compared to 1Q08, cost of products sold increased by 12%, basically as a result of the 7% increase in the volume sold, the higher raw material unit costs and the stoppage at Camaçari unit, partially offset by the 5% appreciation in the Brazilian Real. In 1H08, Oxiteno's cost of products sold totaled R$ 711 million, up 7% on 1H07.

Ultracargo – Ultracargo's cost of services provided in 2Q08 amounted to R$ 45 million, up 31% and 16% compared to 2Q07 and 1Q08, respectively, as a consequence of (i) costs related to new storage facilities and new operations of integrated logistics services in process of maturing, (ii) higher costs in the transport segment, (iii) higher depreciation resulting from investments in expansion and (iv) higher personnel expenses as a result of annual collective wage agreements. In 1H08, the cost of services provided increased 25% compared to 1H07.

Sales, General and Administrative Expenses – Ultrapar's sales, general and administrative expenses amounted to R$ 335 million in 2Q08, in line with the amount presented in 2Q07 and 1Q08. In 1H08, Ultrapar’s sales, general and administrative expenses totaled R$ 669 million, up 36% on 1H07, as a result of the addition of Ipiranga’s sales, general and administrative expenses from 2Q07.

Ultragaz – Ultragaz's sales, general and administrative expenses amounted to R$ 90 million in 2Q08, up 12% on 2Q07, basically as a consequence of (i) increased marketing and sales initiatives in the bottled segment, (ii) higher volume sold, (iii) higher personnel expenses as a result of annual collective wage agreements and higher expenses related to lay-offs. Compared to 1Q08 sales, general and administrative expenses increased by 5%, as a consequence of the 12% increase in the volume sold and increased marketing and sales initiatives in the bottled segment. In 1H08, Ultragaz's sales, general and administrative expenses totaled R$ 176 million, up 6% on 1H07.

Ipiranga – Sales, general and administrative expenses at Ipiranga totaled R$ 154 million in 2Q08, down 10% on 2Q07. Sales expenses were up by 15% on 2Q07, mainly as a consequence of the 11% increase in the volume sold and the increase in the diesel cost, mainly affecting freight expenses. General and administrative expenses reduced by 33%, as a consequence of organizational optimizations implemented since the acquisition and the end of CPMF tax, partially offset  by higher personnel expenses as a result of  annual collective wage agreements and the increase in variable remuneration, in line with the improvement in earnings. Compared to 1Q08, sales, general and administrative expenses were 7% down, mostly due to non-recurring expenses of R$ 7 million and lower expenses with advertising, marketing and sales expenses in 2Q08. In 1H08, Ipiranga’s sales, general and administrative expenses totaled R$ 320 million, down 7% on 1H07 Pro-forma.

Oxiteno – Oxiteno’s sales, general and administrative expenses totaled R$ 57 million in 2Q08, in line with 2Q07. Compared to 1Q08, Oxiteno’s sales, general and administrative expenses were 14% up, as a consequence of the increase of 7% in volume sold, increase of exports in the sales mix and lower level of expenses in 1Q08. In 1H08, sales, general and administrative expenses were down 8% compared to 1H07.

Ultracargo – Sales, general and administrative expenses at Ultracargo totaled R$ 20 million in 2Q08, up 17% compared to 2Q07, mainly as a consequence of (i) expenses associated with new operations  in the process of maturing, (ii) higher depreciation and amortization derived from investments made in the last 12 months and (iii) higher personnel expenses as a result of annual collective wage agreements. Compared to 1Q08, sales, general and administrative expenses increased 3%. In 1H08, sales, general and administrative expenses totaled R$ 40 million, up 19% on 1H07.

EBITDA – Ultrapar presented earnings before interest, taxes, depreciation and amortization (EBITDA) of R$ 248 million in 2Q08, up 10% and 11% on 2Q07 and 1Q08, respectively. In 1H08, Utrapar’s EBITDA totaled R$ 470 million, up 38% compared to 1H07, mainly as a consequence of the aggregation of Ipiranga’s EBITDA from 2Q07.

EBITDA (R$ million)

Ultragaz – Ultragaz reported EBITDA of R$ 54 million in 2Q08, down 31% compared to 2Q07 as a result of the increased competition in the bottled segment since 3Q07. Compared to 1Q08, EBITDA was up 33%, basically as a result of a 12% increase in sales volume and consequent operational leverage. In 2Q08, Ultragaz reported EBITDA per volume sold of R$ 131/ton, an 18% improvement compared to 1Q08. In 1H08, Ultragaz’s EBITDA totaled R$ 95 million, 32% down on 1H07, as a result of the increased competition in the bottled segment since 3Q07.

Ipiranga – EBITDA at Ipiranga amounted to R$ 151 million in 2Q08, up 45% and 18% on 2Q07 and 1Q08, respectively, basically as a result of (i) increased sales volume, (ii) measures implemented to improve legislation and inspection in the fuels sector and (iii) lower general and administrative expenses. In 1H08, Ipiranga’s EBITDA amounted to R$ 279 million, 40% up on 1H07 Pro-forma.

Oxiteno – Oxiteno’s EBITDA amounted to R$ 27 million in 2Q08, down 6% and 44%, compared to 2Q07 and 1Q08, respectively, basically as a result of (i) increase in raw material costs in dollar, (ii) the appreciation of 16% and 5% in the Brazilian Real, compared to 2Q07 and 1Q08, respectively, and (iii) maintenance stoppages at its Camaçari unit. In 1H08, Oxiteno’s EBITDA totaled R$ 74 million, 3% up on 1H07.

Ultracargo – Ultracargo reported EBITDA of R$ 8 million on 2Q08, down 33% and 17% on 2Q07 and 1Q08, respectively, deriving from (i) reduced products handling as a result of the maintenance stoppages at various chemical plants in the Camaçari complex, (ii) costs and expenses associated with  new operations in the process of maturing and (iii) higher staff expenses as a result of annual collective wage agreements. In 1H08, Utracargo’s EBITDA totaled R$ 19 million, down 21% on 1H07.

Financial Result – Ultrapar reported financial expenses, net of financial revenues, of R$ 16 million in 2Q08, an improvement of R$ 11 million, compared to a net financial expense of R$ 27 million in 2Q07. The decrease in net financial expense in 2Q08 mainly reflects the reduction of Ultrapar’s net debt during the 1H08, as a result of the payments received from Petrobras and Braskem related to Ipiranga’s acquisition. Ultrapar ended 2Q08 with a net debt of R$ 405 million, compared to a net debt of R$ 1,176 million in 2Q07.

Benefit of Tax Holidays – In 2Q08 Ultrapar's benefits of tax holidays amounted to R$ 7 million, a 124% increase on 2Q07, basically as a result of Oxiteno´s tax benefits at the Camaçari unit, which had expired in December 2006, and which were renewed on October 31, 2007, with retroactive effects to January 1st, 2007.

Net Earnings – Consolidated net earnings in 2Q08 amounted to R$ 104 million, 178% up on 2Q07, basically due to (i) the temporary effects on net debt and minority interest in 2Q07 related to Ipiranga´s acquisition and (ii) the increase in EBITDA.

Investments – Total investment, net of asset disposals and customers financing repayments, amounted to R$ 302 million in 2Q08, distributed as follows:

•	At Ultragaz, R$ 46 million was spent on the expansion of its bulk distribution system (UltraSystem) and purchase and renewal of LPG bottles and tanks.

•
At Ipiranga, R$ 47 million was invested, basically on the renewal of contracts and improvements at service stations and distribution facilities, R$ 33 million referring to addition of property, plant and equipment, net of disposals, R$ 12 million referring to the financing of customers activities[1], net of repayments, and R$ 3 million referring to leased equipment.

•
At Oxiteno, the R$ 129 million invested were mostly concentrated on expanding production capacity, particularly in the conclusion of the fatty alcohols plant, in the expansion of specialty chemicals production capacity and in the expansion of ethylene oxide production capacity at Mauá facility.

•	Ultracargo invested R$ 11 million, basically on the expansion and maintenance of its terminals.

•	Buyback of shares issued by Ultrapar to be held in treasury amounted to R$ 68 million in 2Q08.

1 Financing and bonuses for clients are included under working capital in the cash flow statement

Ultrapar in the Capital Markets

The significant increase in Ultrapar's free float as a result of the Share Exchange resulted in a 54% increase in the average daily traded volume of the company's shares in 2Q08, compared to the same period in 2007, taking into account the combined volume in Bovespa and the NYSE. Ultrapar´s average daily trading volume reached R$ 25 million/day in 2Q08, combining the trading on both stock exchanges, a 55% increase on 2Q07. In 2Q08 Ultrapar´s shares devaluated by 2% on Bovespa and increased by 10% on NYSE. In the same period, the main index of Bovespa, the Ibovespa, appreciated by 2% and the Dow Jones devaluated by 14%. In 2Q08 we continued to carry out our share buyback program, with the purchase of 1,144,000 shares to be held in treasury, equivalent to 48% of the total buyback program, which was renewed on August 8, 2007.

Outlook

With the progress made in our growth plan during the second quarter of 2008, we envision the benefits from the new level of operations. At Oxiteno, the oleochemical plant is in its final phase of product specification for fatty alcohols, already producing fatty acids and glycerine according to specifications. This new plant and the other investments being made in production capacity expansion at Oxiteno will significantly increase the volume of specialty chemicals in the next quarters, contributing to soften the negative effects of oil price increase and of the appreciation in the Brazilian Real already present in this third quarter. Once the acquisition of União Terminais is closed, which is expected to occur in 3Q08, we will start integration of the businesses acquired into our management model. The addition of União Terminais will expand Ultracargo´s activities in the port of Santos, through the addition of new clients, and will increase its geographical scope of operations, beginning operations in new business areas, such as Rio de Janeiro. In the distribution segment, we continue focused on our expansion project, both through organic growth and through acquisitions.

Forthcoming Events

Conference Call/ Webcast with analysts: August 08, 2008

Ultrapar will be holding a conference call for analysts on August 08, 2008, to comment on the company's performance in the second quarter of 2008 and future prospects. The presentation will be available for download on the company's website one hour before the start of the conference call.

Portuguese: 11 a.m. (local time)
Telephone number: +55 11 2188-0188.
Code: Ultrapar

English: 11.30 a.m. (New York, Eastern Standard Time) / 12.30 midday (local time)
Participants in Brazil: 0-800-773-4613
Participants in the US: 1-800-860-2442
International participants: +1 (412) 858-4600
Code: Ultrapar

WEBCAST live by Internet on site www.ultra.com.br. Please connect 15 minutes in advance.

This document may contain forecasts of future events. Such predictions merely reflect the expectations of the Company's management. Words such as:  "believe", "expect", "plan", "strategy", "prospects", "envisage", "estimate", "forecast", "anticipate", "may" and other words with similar meaning are intended as preliminary declarations regarding expectations and future forecasts. Such declarations are subject to risks and uncertainties, anticipated by the Company or otherwise, which could mean that the reported results turn out to be significantly different from those forecast. Therefore, the reader should not base investment decisions solely on these estimates.

Operational and Market Information

Financial Focus	2Q08	2Q07	1Q08	1H08	1H07
EBITDA margin Ultrapar	4%	4%	4%	4%	5%
Net margin Ultrapar	1%	1%	2%	2%	1%
Productivity	2Q08	2Q07	1Q08	1H08	1H07
EBITDA R$/ton Ultragaz	131	194	111	122	180
EBITDA R$/m3 Ipiranga[1]	49	38	41	48	38
EBITDA R$/ton Oxiteno	183	181	345	261	232
Focus on Human Resources	2Q08	2Q07	1Q08	1H08	1H07
Number of Ultrapar employees	9,503	9,567	9,601	9,503	9,567
Number of Ultragaz employees	4,269	4,475	4,355	4,269	4,475
Number of Ipiranga[2] employees	2,098	2,367	2,128	2,098	2,367
Number of Oxiteno employees	1,542	1,345	1,540	1,542	1,345
Number of Ultracargo employees	1,325	1,160	1,267	1,325	1,160
Focus on capital markets	2Q08	2Q07	1Q08	1H08	1H07
Number of shares ('000)	136,096	81,325	136,096	136,096	81,325
Market capitalization[3] – R$ million	8,402	4,997	8,278	8,333	4,997
Bovespa	2Q08	2Q07	1Q08	1H08	1H07
Average daily volume ('shares)	305,240	132,400	409,033	356,286	126,532
Average daily volume (R$ '000)	18,825	8,180	24,905	21,815	7,264
Average share price (R$/share)	61.7	61.8	60.9	61.2	57.4
NYSE	2Q08	2Q07	1Q08	1H08	1H07
Number of ADRs[4] ('000 ADRs)	10,868	10,702	9,934	10,868	10,702
Average daily volume (ADRs)	94,812	126,538	114,010	104,256	126,532
Average daily volume (US$ '000)	3,558	3,899	3,964	3,758	2,760
Average share price (US$/ADRs)	37.5	30.8	34.8	36.0	28.8
Total[5]	2Q08	2Q07	1Q08	1H08	1H07
Average daily volume (shares)	400,052	258,938	523,043	460,542	222,258
Average daily volume (R$ million)	24,699	15,909	31,814	28,198	12,835

All financial information is presented according to the accounting principles laid down in Brazilian Corporate Legislation (BR GAAP). All figures are expressed in Brazilian Reais, except for the amounts on page 21, which are expressed in US dollars and were obtained using the average rate of exchange (commercial dollar rate) for the corresponding periods.
.
For additional information, please contact:
Investor Relations department - Ultrapar Participações S.A.
(55 11) 3177-7014
invest@ultra.com.br
www.ultra.com.br

[1]	Only sales of fuels and lubricants. Information for 1H07 are unaudited pro-forma figures, inserted merely to provide a basis of comparison.
[2]	Information for 1H07 consists of un-audited pro-forma data for Ipiranga and Oxiteno, inserted merely to provide a basis of comparison.
[3]	Calculated based on the weighted average price in the period.
[4]	1 ADR = 1 preferred share.
[5]	Total = BOVESPA + NYSE. From December 2007, includes 54,770,590 preferred shares issued by Ultrapar for the exchange of the shares of RPI, DPPI and CBPI.

ULTRAPAR PARTICIPAÇÕES S/A
CONSOLIDATED BALANCE SHEET
In millions of Reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN
	JUN	JUN	MAR
	2008	2007	2008
ASSETS
Cash and cash equivalents	2,723.7	1,521.9	2,364.7
Trade accounts receivable	1,458.4	1,260.9	1,190.2
Inventories	664.6	540.4	714.1
Other	314.4	319.9	1,068.7
Total Current Assets	5,161.1	3,643.1	5,337.7

Investments	47.1	38.9	47.0
Property, plant and equipment and intangibles	2,566.2	2,066.3	2,422.6
Deferred charges	569.2	543.8	576.4
Long term investments	120.6	118.9	120.2
Other long term assets	534.4	444.4	488.5
Total Long Term Assets	3,837.5	3,212.3	3,654.7

TOTAL ASSETS	8,998.6	6,855.4	8,992.4

LIABILITIES
Loans and financing	1,731.0	302.7	1,866.6
Debentures	-	1,015.3	-
Suppliers	479.0	450.7	429.0
Payroll and related charges	125.6	105.3	105.6
Taxes	87.0	88.2	140.8
Other accounts payable	99.9	88.6	124.0
Total Current Liabilities	2,522.5	2,050.8	2,666.0

Loans and financing	1,518.5	1,149.1	1,406.2
Debentures	-	350.0	-
Income and social contribution taxes	1.7	26.5	1.8
Other long term liabilities	229.0	175.8	229.0
Total Long Term Liabilities	1,749.2	1,701.4	1,637.0
TOTAL LIABILITIES	4,271.7	3,752.2	4,303.0

STOCKHOLDERS' EQUITY
Capital	3,696.8	946.0	3,696.8
Capital reserve	1.1	0.7	1.0
Revalution reserves	11.0	12.3	11.3
Profit reserves	786.9	953.3	854.6
Retained earnings	194.6	75.2	90.4
Total Stockholders' Equity	4,690.4	1,987.5	4,654.1
Minority Interests	36.5	1,115.7	35.3
TOTAL STOCKHOLDERS' EQUITY & M.I.	4,726.9	3,103.2	4,689.4

TOTAL LIAB. AND STOCKHOLDERS' EQUITY	8,998.6	6,855.4	8,992.4

Cash and Long term investments	2,844.3	1,640.8	2,484.9
Debt	3,249.5	2,817.1	3,272.8
Net cash (debt)	(405.2)	(1,176.3)	(787.9)

ULTRAPAR PARTICIPAÇÕES S/A
CONSOLIDATED STATEMENT OF INCOME
In millions of Reais (except per share data) - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED
	JUN	JUN	MAR	JUN	JUN
	2008	2007	2008	2008	2007

Net sales and services	6,992.4	6,181.1	5,927.4	12,919.8	7,355.2

Cost of sales and services	(6,504.7)	(5,704.2)	(5,461.2)	(11,965.9)	(6,655.1)

Gross profit	487.7	476.9	466.2	953.9	700.1

Operating expenses
Selling	(136.3)	(124.6)	(135.1)	(271.4)	(177.8)
General and administrative	(130.9)	(146.1)	(132.9)	(263.8)	(216.9)
Depreciation and amortization	(67.3)	(65.6)	(66.8)	(134.1)	(97.4)

Other operating income (expenses)	10.0	4.2	6.9	16.9	4.1

Income before equity and financial
results	163.2	144.8	138.3	301.5	212.1

Financial results	(16.4)	(27.3)	(37.3)	(53.7)	(35.2)
Financial income	55.9	37.1	54.1	110.0	68.9
Financial expenses	(74.2)	(57.3)	(85.8)	(160.0)	(92.0)
Taxes on financial activities	1.9	(7.1)	(5.6)	(3.7)	(12.1)
Equity in earnings (losses) of affiliates
Affiliates	-	-	0.1	0.1	(0.1)

Nonoperating income (expense)	0.9	(1.1)	6.3	7.2	(1.9)

Income before taxes and profit sharing	147.7	116.4	107.4	255.1	174.9

Provision for income and social contribution tax	(47.3)	(32.0)	(24.2)	(71.5)	(55.4)
Benefit of tax holidays	7.4	3.3	8.6	16.0	6.1

Income before minority interest	107.8	87.7	91.8	199.6	125.6

Employees statutory interest	(2.7)	(2.8)	(1.2)	(3.9)	(2.8)
Minority interest	(1.2)	(47.5)	(0.5)	(1.7)	(48.2)

Net Income	103.9	37.4	90.1	194.0	74.6

EBITDA	247.7	225.3	222.7	470.4	340.4
Depreciation and amortization	87.2	83.3	85.6	172.8	131.1
Total investments, net of write-off and repayments	302.4	902.4	205.7	508.1	1,025.1

RATIOS

Earnings / share - R$	0.76	0.46	0.66	1.43	0.92

Net debt / Stockholders' equity	0.09	0.38	0.17
Net debt / LTM EBITDA	0.41	1.91	0.88
Net interest expense / EBITDA	0.07	0.12	0.17	0.11	0.10
Gross margin	7%	8%	8%	7%	10%
Operating margin	2%	2%	2%	2%	3%
EBITDA margin	4%	4%	4%	4%	5%

ULTRAPAR PARTICIPAÇÕES S/A
CONSOLIDATED CASH FLOW STATEMENT
In millions of Reais - Accounting practices adopted in Brazil

	JAN - JUN
	2008	2007

Cash Flows from operating activities	74.8	218.5
Net income	194.0	74.6
Minority interest	1.7	48.2
Depreciation and amortization	172.8	131.1
Working capital	(332.4)	(10.8)
Financial expenses (A)	54.9	5.5
Deferred income and social contribution taxes	(1.3)	(22.7)
Other (B)	(14.9)	(7.4)

Cash Flows from investing activities	(485.3)	(1,011.8)
Additions to property, plant, equipment and deferred charges (C)	(380.2)	(306.3)
Acquisition of minority interests (D)	(105.1)	(705.5)

Cash Flows from (used in) financing activities	1,511.1	577.2
Issuances of short term debt	1,394.3	984.0
Amortization of short term debt	(2,004.4)	(1,101.8)
Issuances of long term debt	629.0	762.5
Related companies	(2.9)	(3.6)
Dividends paid (E)	(238.7)	(63.9)
Received from Petrobras/Braskem related to the acquisition of Ipiranga Group	1,733.8	-

Net increase (decrease) in cash and cash equivalents	1,100.6	(216.1)

Acquisition of cash by subsidiaries	-	238.8

Cash and cash equivalents at the beginning of the period (F)	1,743.7	1,618.1

Cash and cash equivalents at the end of the period (F)	2,844.3	1,640.8

Supplemental disclosure of cash flow information
Cash paid for interest (G)	99.3	47.1
Cash paid for taxes on income (H)	56.6	29.7

(A) Not including financial income. Comprised basically of financial expenses, in particular, exchange variations, which does not represent disbursement.
(B) Comprised mainly cost of permanent asset sold and noncurrent assets and liabilities net.
(C) Included ICMS on the Property, plant and equipment according to Law Complemental no. 102/2000.
(D) In 2008 include purchase of Ultrapar shares to be held in treasury.
(E) Including dividends paid by Ultrapar and its subsidiaries.
(F) Included long term investments.
(G) Included in cash flow used in financing activities.
(H) Included in cash flow from operating activities.

ULTRAGAZ PARTICIPAÇÕES LTDA.
CONSOLIDATED BALANCE SHEET
In millions of Reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN
	JUN	JUN	MAR
	2008	2007	2008
OPERATING ASSETS
Trade accounts receivable	187.4	173.3	157.7
Trade accounts receivable - noncurrent portion	11.2	14.2	12.0
Inventories	29.7	36.7	33.0
Other	10.7	16.6	12.3
Property, plant and equipment and intangibles	421.2	393.1	406.4
Deferred charges	90.1	83.2	88.7

TOTAL OPERATING ASSETS	750.3	717.1	710.1

OPERATING LIABILITIES
Suppliers	44.1	28.3	22.2
Payroll and related charges	45.7	38.3	38.3
Taxes	5.9	4.5	4.5
Other accounts payable	2.0	1.0	2.0

TOTAL OPERATING LIABILITIES	97.7	72.1	67.0

*As from second quarter of 2007, we start to include "Trade accounts receivable of long term" in the operating assets

ULTRAGAZ PARTICIPAÇÕES LTDA.
CONSOLIDATED STATEMENT OF INCOME
In millions of Reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED
	JUN	JUN	MAR	JUN	JUN
	2008	2007	2008	2008	2007

Net sales	853.6	797.6	745.8	1,599.4	1,533.0

Cost of sales and services	(738.8)	(669.7)	(648.9)	(1,387.7)	(1,288.0)

Gross profit	114.8	127.9	96.9	211.7	245.0

Operating expenses
Selling	(31.1)	(28.5)	(26.8)	(57.9)	(57.3)
General and administrative	(27.8)	(21.9)	(28.4)	(56.2)	(49.9)
Depreciation and amortization	(31.1)	(30.2)	(30.7)	(61.8)	(59.5)

Other operating results	(1.8)	0.4	(1.1)	(2.9)	0.5

EBIT	23.0	47.7	9.9	32.9	78.8

EBITDA	54.0	77.9	40.7	94.7	138.3
Depreciation and amortization	31.1	30.2	30.7	61.8	59.5

RATIOS

Gross margin	13%	16%	13%	13%	16%
Operating margin	3%	6%	1%	2%	5%
EBITDA margin	6%	10%	5%	6%	9%

IPIRANGA
CONSOLIDATED BALANCE SHEET
In millions of Reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN
	JUN	JUN	MAR
	2008	2007	2008
OPERATING ASSETS
Trade accounts receivable	1,028.0	876.2	817.5
Trade accounts receivable - noncurrent portion	182.6	141.7	160.0
Inventories	268.8	279.1	343.9
Other	70.1	78.8	77.3
Property, plant and equipment and intangibles	717.8	698.6	707.6

TOTAL OPERATING ASSETS	2,267.3	2,074.4	2,106.3

OPERATING LIABILITIES
Suppliers	314.2	318.9	277.7
Payroll and related charges	39.4	34.5	30.3
Post-retirement benefits	80.2	74.6	80.2
Taxes	59.5	27.3	90.6
Other accounts payable	30.8	18.9	35.3

TOTAL OPERATING LIABILITIES	524.1	474.2	514.1

IPIRANGA
CONSOLIDATED STATEMENT OF INCOME
In millions of Reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED
	JUN	JUN	MAR	JUN	JUN
	2008	2007	2008	2008	2007

Net sales	5,603.9	4,939.4	4,702.3	10,306.2	9,463.3

Cost of sales and services	(5,320.8)	(4,687.3)	(4,432.1)	(9,752.9)	(8,967.4)

Gross profit	283.1	252.1	270.2	553.3	495.9

Operating expenses
Selling	(79.7)	(69.9)	(86.0)	(165.7)	(148.3)
General and administrative	(53.4)	(78.7)	(59.3)	(112.7)	(152.5)
Depreciation and amortization	(21.0)	(21.9)	(20.9)	(41.9)	(42.3)

Other operating results	2.5	2.6	2.6	5.1	4.9

EBIT	131.5	84.2	106.6	238.1	157.7

EBITDA	151.4	104.8	127.9	279.3	200.2
Depreciation and amortization	22.6	23.4	22.5	45.1	45.3
Employees statutory interest	2.7	2.8	1.2	3.9	2.8

RATIOS

Gross margin	5.1%	5.1%	5.7%	5.4%	5.2%
Operating margin	2.3%	1.7%	2.3%	2.3%	1.7%
EBITDA margin	2.7%	2.1%	2.7%	2.7%	2.1%

*The accumulated information of 2007 is pro forma reported, non audited, inserted only to supply a comparison base.

OXITENO S/A - INDÚSTRIA E COMÉRCIO
CONSOLIDATED BALANCE SHEET
In millions of Reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN
	JUN	JUN	MAR
	2008	2007	2008
OPERATING ASSETS
Trade accounts receivable	200.2	190.9	186.2
Inventories	337.2	210.4	305.9
Other	163.9	130.6	170.7
Property, plant and equipment and intangibles	1,164.9	744.3	1,052.8
Deferred charges	24.0	15.7	22.5

TOTAL OPERATING ASSETS	1,890.2	1,291.9	1,738.1

OPERATING LIABILITIES
Suppliers	110.5	94.4	112.0
Payroll and related charges	27.8	22.9	24.7
Taxes	12.0	16.4	17.3
Other accounts payable	5.2	4.7	5.5

TOTAL OPERATING LIABILITIES	155.5	138.4	159.5

OXITENO S/A - INDÚSTRIA E COMÉRCIO
CONSOLIDATED STATEMENT OF INCOME
In millions of Reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED
	JUN	JUN	MAR	JUN	JUN
	2008	2007	2008	2008	2007

Net sales	447.3	407.1	416.5	863.8	825.4

Cost of goods sold
Variable	(326.5)	(293.4)	(294.0)	(620.5)	(582.0)
Fixed	(39.1)	(30.7)	(31.5)	(70.6)	(61.6)
Depreciation and amortization	(10.1)	(10.0)	(10.2)	(20.3)	(20.1)

Gross profit	71.6	73.0	80.8	152.4	161.7

Operating expenses
Selling	(25.2)	(25.7)	(21.9)	(47.1)	(51.8)
General and administrative	(29.7)	(29.4)	(26.0)	(55.7)	(59.7)
Depreciation and amortization	(2.2)	(2.3)	(2.2)	(4.4)	(4.4)

Other operating results	(0.2)	0.4	4.1	3.9	1.4

EBIT	14.3	16.0	34.8	49.1	47.2

EBITDA	26.6	28.3	47.2	73.8	71.7
Depreciation and amortization	12.3	12.3	12.4	24.7	24.5

RATIOS

Gross margin	16%	18%	19%	18%	20%
Operating margin	3%	4%	8%	6%	6%
EBITDA margin	6%	7%	11%	9%	9%

ULTRACARGO PARTICIPAÇÕES LTDA.
CONSOLIDATED BALANCE SHEET
In millions of Reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN
	JUN	JUN	MAR
	2008	2007	2008
OPERATING ASSETS
Trade accounts receivable	44.0	26.3	29.4
Inventories	3.6	3.8	3.5
Other	11.3	9.2	6.8
Property, plant and equipment and intangibles	237.5	216.0	231.1
Deferred charges	5.8	8.5	8.8

TOTAL OPERATING ASSETS	302.2	263.8	279.6

OPERATING LIABILITIES
Suppliers	15.9	11.2	11.5
Payroll and related charges	11.1	8.9	10.4
Taxes	2.9	2.3	2.1
Other accounts payable	0.3	0.2	0.9

TOTAL OPERATING LIABILITIES	30.2	22.6	24.9

ULTRACARGO PARTICIPAÇÕES LTDA.
CONSOLIDATED STATEMENT OF INCOME
In millions of Reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED
	JUN	JUN	MAR	JUN	JUN
	2008	2007	2008	2008	2007

Net sales	65.2	57.0	59.9	125.1	111.3

Cost of sales and services	(45.2)	(34.4)	(38.9)	(84.1)	(67.5)

Gross profit	20.0	22.6	21.0	41.0	43.8

Operating expenses
Selling	(0.2)	(0.3)	(0.2)	(0.4)	(0.4)
General and administrative	(19.8)	(17.0)	(19.0)	(38.8)	(33.1)
Depreciation and amortization	(0.4)	(0.1)	(0.6)	(1.0)	(0.2)

Other operating results	0.5	0.8	1.3	1.8	0.7

EBIT	0.1	6.0	2.5	2.6	10.8

EBITDA	8.4	12.4	10.2	18.5	23.5
Depreciation and amortization	8.2	6.4	7.7	15.9	12.7

RATIOS

Gross margin	31%	40%	35%	33%	39%
Operating margin	0%	11%	4%	2%	10%
EBITDA margin	13%	22%	17%	15%	21%

ULTRAPAR PARTICIPAÇÕES S/A
CONSOLIDATED INCOME STATEMENT
In millions of US dollars (except per share data) - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED
	JUN	JUN	MAR	JUN	JUN
(US$ millions)	2008	2007	2008	2008	2007

Net sales
Ultrapar	4,222.2	3,118.9	3,413.4	7,616.5	3,597.0
Ultragaz	515.4	402.5	429.5	942.9	749.7
Ipiranga*	3,383.8	2,492.4	2,707.9	6,075.7	4,628.0
Oxiteno	270.1	205.4	239.9	509.2	403.7
Ultracargo	39.4	28.8	34.5	73.7	54.4

EBIT
Ultrapar	98.5	73.1	79.6	177.7	103.7
Ultragaz	13.9	24.1	5.7	19.4	38.5
Ipiranga*	79.4	42.5	61.4	140.4	77.1
Oxiteno	8.6	8.1	20.0	28.9	23.1
Ultracargo	0.1	3.0	1.4	1.5	5.3

Operating margin
Ultrapar	2%	2%	2%	2%	3%
Ultragaz	3%	6%	1%	2%	5%
Ipiranga*	2%	2%	2%	2%	2%
Oxiteno	3%	4%	8%	6%	6%
Ultracargo	0%	11%	4%	2%	10%

EBITDA
Ultrapar	149.6	113.7	128.2	277.3	166.5
Ultragaz	32.6	39.3	23.4	55.8	67.6
Ipiranga*	91.4	52.9	73.7	164.7	97.9
Oxiteno	16.1	14.3	27.2	43.5	35.1
Ultracargo	5.0	6.3	5.9	10.9	11.5

EBITDA margin
Ultrapar	4%	4%	4%	4%	5%
Ultragaz	6%	10%	5%	6%	9%
Ipiranga*	3%	2%	3%	3%	2%
Oxiteno	6%	7%	11%	9%	9%
Ultracargo	13%	22%	17%	15%	21%

Net income
Ultrapar	62.7	18.9	51.9	114.4	36.5

Net income / share (US$)	0.46	0.23	0.38	0.84	0.45

*The accumulated information of 2007 is pro forma reported, non audited, inserted only to supply a comparison base.

ULTRAPAR PARTICIPAÇÕES S/A
LOANS, CASH AND MARKETABLE SECURITIES
In millions of Reais - Accounting practices adopted in Brazil

LOANS	Balance in June/2008							Index/ Currency	Interest Rate %
						Ultrapar			Minimum	Maximum	Maturity
	Ultragaz	Oxiteno	Ultracargo	Ipiranga	Other	Parent Company	Ultrapar Consolidated
Foreign Currency

Sindicated loan	-	95.6	-	-	-	-	95.6	US$ + LIBOR	1.3	1.3	2011
Notes	95.8	-	-	-	-	-	95.8	US$	9.0	9.0	2020
Notes	398.8	-	-	-	-	-	398.8	US$	7.3	7.3	2015
Notes	-	-	-	93.0	-	-	93.0	US$	9.9	9.9	2008
Working capital loan	-	8.5	-	-	-	-	8.5	MX$ + TIIE (*)	1.2	1.2	2008
Foreign financing	-	19.3	-	-	-	-	19.3	US$ + LIBOR	2.0	2.0	2009
Financings for Property Plant and Equipment	-	16.7	-	-	-	-	16.7	MX$ + TIIE (*)	1.0	2.0	2009 to 2014
Financings for Property Plant and Equipment	-	4.8	-	2.7	-	-	7.5	US$ + LIBOR	1.1	1.8	2009 to 2010
Financings for Property Plant and Equipment	-	0.2	-	-	-	-	0.2	BS (*)	28.0	28.0	2013
Import Financing	-	-	-	-	28.5	-	28.5	US$ + LIBOR	0.4	0.7	2008
Advances on Foreign Exchange Contracts	-	102.7	-	-	-	-	102.7	US$	3.4	6.5	< 334 days
National Bank for Economic	2.4	-	1.4	-	-	-	3.8	UMBNDES (*)	8.0	10.3	2008 to 2011
and Social Development - BNDES	10.0	9.7	0.9	-	-	-	20.6	US$	7.1	10.2	2010 to 2014

Subtotal	507.0	257.5	2.3	95.7	28.5	-	891.0

Local Currency

National Bank for Economic
and Social Development - BNDES	112.6	107.4	67.1	1.4	-	-	288.5	TJLP	1.5	4.9	2008 to 2014
Agency for Financing Machinery and Equipment (FINAME)	-	7.8	13.4	25.9	-	-	47.1	TJLP	2.7	5.1	2008 to 2012
Research and projects financing (FINEP)	-	61.4	-	-	-	-	61.4	TJLP	(2.0)	5.0	2009 to 2014
Promissory note	-	-	-	-	-	1,244.1	1,244.1	CDI (*)	103.2	103.2	2009
Banco do Nordeste do Brasil	-	103.5	-	-	-	-	103.5	FNE (*)	8.5	10.0	2018
Financial institution	-	-	-	101.6	-	-	101.6	CDI (*)	100.0	100.0	2008
Working capital loan	-	-	-	490.8	-	-	490.8	CDI (*)	91.0	95.0	2008 to 2010
Working capital loan	-	-	-	-	16.8	-	16.8	CDI (*)	107.0	107.0	2008
Financings for Property Plant and Equipment	-	-	-	4.5	-	-	4.5	CDI (*)	0.3	1.0	2009
Other	-	-	0.2	-	-	-	0.2	-	-	-	-

Subtotal	112.6	280.1	80.7	624.2	16.8	1,244.1	2,358.5

Total	619.6	537.6	83.0	719.9	45.3	1,244.1	3,249.5

Composition per Annum

Up to 1 Year	38.7	161.6	29.6	211.7	45.3	1,244.1	1,731.0
From 1 to 2 Years	23.6	78.3	25.5	501.2	-	-	628.6
From 2 to 3 Years	22.2	146.3	10.5	5.7	-	-	184.7
From 3 to 4 Years	21.9	41.7	9.7	1.2	-	-	74.5
From 4 to 5 Years	16.1	38.0	6.8	0.1	-	-	61.0
Thereafter	497.1	71.7	0.9	-	-	-	569.7

Total	619.6	537.6	83.0	719.9	45.3	1,244.1	3,249.5

(*)TIIE - Interbank Interest Rate Even / UMBNDES - BNDES Basket of Currencies / CDI - interbank deposit rate / BS = Bolivar from Venezuela / FNE = Financing of Northeast Fund

NOTICE TO SHAREHOLDERS

ULTRAPAR PARTICIPAÇÕES S.A.

CNPJ nº 33.256.439/0001-39

DISTRIBUTION OF DIVIDENDS

We hereby announce that the Board of Directors of Ultrapar Participações S.A., at its meeting held on August 6, 2008, approved the distribution of dividends, payable from the 2008 net earnings account, in the amount of R$ 119,005,557.90 (one hundred nineteen million, five thousand, five hundred fifty-seven reais and ninety cents). Dividends will be paid from August 22, 2008 without remuneration or monetary restatement.

The holders of common and preferred shares will receive the dividend of R$ 0.89 per share.

The record date to establish the right to receive the dividend will be August 13, 2008 in Brazil and August 18, 2008 in the United States of America. As from August 14, 2008, the shares will trade "ex-dividend" on both the São Paulo Stock Exchange (Bovespa) and the New York Stock Exchange (NYSE).

São Paulo, August 06, 2008.

André Covre
Chief Financial and Investor Relations Officer
ULTRAPAR PARTICIPAÇÕES S.A.

ULTRAPAR PARTICIPAÇÕES S.A.
Publicly-Traded Company

CNPJ nº 33.256.439/0001- 39	NIRE 35.300.109.724

MINUTES OF BOARD OF DIRECTORS MEETING(08/2008)

Date, Time and Place :
August 6, 2008, 2.30 p.m., at Company Headquarters, located at Av. Brigadeiro Luiz Antônio, Nº 1343 - 9º floor, in the City and State of São Paulo.

Present:
Members of the Board of Directors, duly signed below.

Discussed and approved Matters:

1.	After having examined and discussed the Company's performance in the second quarter of the current year, the members of the Board of Directors approved the respective financial statements.

2.	The members of the Board of Directors discussed strategy for its business in the chemical segment.

3.
“Ad referendum” of the Annual Shareholders’ Meeting to be convened to examine the balance sheet and financial statements referring to the current year, approve the dividends distribution, to be deducted from to the net income account for the current year, in the total amount of R$ 119,005,557.90 (one hundred nineteen million, five thousand, five hundred fifty-seven reais and ninety cents), with ordinary and preferred shareholders to receive the amount of R$ 0.89 per share, excluding the shares held in treasury at the present date.

4.	To establish August 22, 2008 as the date for the payment of the dividends declared above, without remuneration or monetary adjustment.

5.	Once there was no further matters to discuss, the meeting was closed and the minutes of this meeting were transcript.

Observation:  (i)  The matters above were approved by all Board Members present to the Meeting, except for the Board Member Mr. Renato Ochman, who abstained from voting.

The minutes of this meeting were read and approved by all the undersigned Board Members present.

Paulo Guilherme Aguiar Cunha	Lucio de Castro Andrade Filho
Chairman	Vice Chairman

Ana Maria Levy Villela Igel – Board Member

Paulo Vieira Belotti – Board member

Olavo Egydio Monteiro de Carvalho– Board member

Renato Ochman – Board member

Nildemar Secches – Board member

Luiz Carlos Teixeira - Board member

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  August 7, 2008
ULTRAPAR HOLDINGS INC.

By:	/s/ André Covre
Name: André Covre
Title: Chief Financial and Investor Relations Officer

(2Q08 Results, Dividends Notice, Minutes)